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DEC 26 2012

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/11 (MM/DD/YY) AND ENDING 10/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BMO Nesbitt Burns Securities LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 FIRST CANADIAN PLACE, 21ST FLOOR
(No. and Street)

TORONTO (City) ONTARIO, CANADA (State) M5X 1A1 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT ALLAIR 416 359 7323
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

333 BAY STREET, SUITE 4600, (Address) TORONTO, ONTARIO, (City) CANADA (State) M5H 2S5 (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

cap 1/14/13

OATH OR AFFIRMATION

I, ROBERT ALLAIR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMO NESBITT BURNS SECURITIES LTD., as of OCTOBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BMO NESBITT BURNS SECURITIES LTD.

(A WHOLLY-OWNED SUBSIDIARY OF
BMO NESBITT BURNS INC.)

Statement of Financial Condition
(Expressed in U.S. dollars)

October 31, 2012

(With Report of Independent Registered Public
Accounting Firm thereon)



KPMG LLP
Chartered Accountants
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors
BMO Nesbitt Burns Securities Limited

We have audited the accompanying statement of financial condition of BMO Nesbitt Burns Securities Limited as of October 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BMO Nesbitt Burns Securities Limited as of October 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

December 19, 2012
Toronto, Canada

BMO NESBITT BURNS SECURITIES LTD.

(A WHOLLY-OWNED SUBSIDIARY OF BMO NESBITT BURNS INC.)

Statement of Financial Condition
(Expressed in U.S. dollars)

October 31, 2012

Assets

Cash and cash equivalents (note 5)	$ 2,131,736
Segregated cash for regulation purposes (notes 6 and 10)	1,980,085
Due from customers	39,353
Receivable from broker-dealers and clearing organizations (note 7)	241,177
Due from parent (note 9)	1,501,250
Income taxes receivable	176,566
Deferred income taxes	557
Other	144
Total assets	$ 6,070,868

Liabilities and Stockholder's Equity

Liabilities:	
Due to parent (note 9)	$ 39,353
Income taxes payable	282,354
Stockholder's equity:	
Capital stock (note 8)	1,000,000
Additional paid-in capital	1,000,000
Retained earnings	3,749,161
	5,749,161
Total liabilities and stockholder's equity	$ 6,070,868

The accompanying notes to statement of financial condition are an integral part of this statement.

1. Organization and nature of business:

BMO Nesbitt Burns Securities Ltd. (the "Company") was incorporated under the Canada Business Corporations Act on September 23, 1997. In the United States of America, the Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company's primary source of revenue is commission fees for services provided to U.S. resident clients. The Company clears transactions executed on U.S. exchanges on a fully disclosed basis through J.P. Morgan Clearing Corp., the clearing broker. Accordingly, the Company does not hold customer funds or safe keep customer securities.

The Company is a wholly-owned subsidiary of BMO Nesbitt Burns Inc. (the "Parent"), a Canadian-owned investment dealer, and all transactions executed on Canadian exchanges are cleared through the Parent. The Parent is wholly-owned by BMO Nesbitt Burns Corporation Limited, which is ultimately controlled by Bank of Montreal (the "Bank"). The Parent is a member of the Investment Industry Regulatory Organization of Canada and a participant on all major Canadian stock exchanges. The Company is located in Toronto, Canada.

2. Significant accounting policies:

(a) Basis of presentation:

This statement of financial condition has been prepared in accordance with generally accepted accounting principles in the United States of America.

2. Significant accounting policies (continued):

(b) Cash and cash equivalents:

The Company considers deposits in banks and term deposits with original maturities of three months or less as cash and cash equivalents.

(c) Securities transactions:

Transactions with clients, dealers and financial institutions are recorded on a settlement date basis.

(d) Client balances:

Client transactions are entered into on either a cash or a margin basis. Interest is charged on margin loans and paid on free credits at a floating rate based on the settlement date balances.

(e) Income taxes:

Deferred income taxes are provided in recognition of temporary differences between the carrying amount of assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards made for financial reporting and income tax purposes. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefits are recognized in the financial statements for the changes in the deferred tax assets or liabilities between years.

(f) Translation of foreign currency:

Monetary assets and liabilities related to Canadian dollar foreign currency balances are converted into U.S. dollars at the exchange rate in effect at the year-end date. Non-monetary assets and liabilities related to Canadian dollar foreign currency balances are converted into U.S. dollars at the exchange rates prevailing at the transaction dates.

2. Significant accounting policies (continued):

(g) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

3. Concentration of credit risk:

Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms. Clearing and depository operations for the Company are performed through the clearing broker. The Company reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the non-performing counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

4. Fair values of financial instruments:

The fair values of financial assets and liabilities approximate their carrying amounts due to their imminent maturity or short-term nature.

5. Cash and cash equivalents:

At October 31, 2012, the cash and cash equivalents included a U.S. dollar-denominated treasury bill with a maturity date of December 6, 2012 in the amount of $2,000,000. The carrying value of the security owned approximates its fair value because of the short-term maturity of the financial instrument. The fair value of the Company's position in U.S. dollar-denominated treasury bill is based on observable market inputs.

6. Segregated cash for regulation purposes:

This balance is segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

7. Receivable from broker-dealers and clearing organizations:

In accordance with an Introducing Broker Agreement (the "Agreement") with the Carrying Broker, the Company introduces clients to the Carrying Broker, to be dealt with and carried on the books of the Carrying Broker, in accordance with the IIROC rules. Accordingly, the Company does not carry customers nor does it receive, deliver or hold cash or securities in connection with such customers.

The Carrying Broker performs certain securities trading, clearing and settling and recordkeeping services as agent for and on behalf of the Company. The Carrying Broker performs its services for a flat fee per trade, subject to certain additional charges. Interest relating to client accounts is also split according to the Agreement. The Company is responsible for any losses or bad debts incurred by the Carrying Broker.

Included in the balance receivable from broker-dealers and clearing organizations are the following items:

Deposit with Financial Industry and Regulatory Authority	$	5,953
Due from clearing broker		128,324
Deposit with clearing broker		106,900
	$	241,177

(Expressed in U.S. dollars)

8. Capital stock:

Authorized:	
Unlimited Class A preferred shares, issuable in series, non-voting	
Unlimited common shares	
Issued and outstanding:	
100 common shares	$ 1,000,000

9. Related party transactions:

In accordance with an Operating Agreement dated October 31, 1997, the Parent performs certain securities-trading activities and record-keeping services as agent for the Company, as well as providing management and administrative services to the Company. The Company conducts its banking activities and related services through its Parent and also directly with its ultimate parent, the Bank, which holds all cash balances.

Due from Parent:	
Non-trading related	$ 1,501,250
Due to Parent	39,353

10. Net capital requirements:

In the United States of America, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirements under the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items. As at October 31, 2012, the Company had net capital of $4,064,691 which is $3,814,691 in excess of the required minimum net capital of $250,000.

The Financial Industry Regulatory Authority, the Company's designated self-regulatory organization, has certain additional capital requirements which provide that equity capital may not be withdrawn nor may cash dividends be paid if the resulting net capital would be less than the greater of 5% of the calculated aggregate debits or 120% of required minimum net capital.

11. Subsequent events:

The Company has evaluated the effects of subsequent events that have occurred subsequent to year end, October 31, 2012, and through to December 19, 2012, which is the date the financial statements were issued. During this period, there have been no events that would require recognition or disclosure in the financial statements.